Sub-Item 77D: Policies with respect to security investments

Hartford Growth Opportunities HLS Fund

Effective October 1, 2008, each fund’s investment limitation of investing no more than 20% of its assets in foreign securities will be revised to allow investments of up to 25% of assets in foreign securities.

Hartford Value Opportunities HLS Fund

Effective October 1, 2008, each fund’s investment limitation of investing no more than 20% of its assets in foreign securities will be revised to allow investments of up to 25% of assets in foreign securities.